March 1, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Voxware, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed September 28, 2009
File No. 000-021403

Dear Mr. Gilmore:

This letter is submitted on behalf of Voxware, Inc. (“Voxware” or the “Company”) to supplement our response to comment 4 contained in our February 18, 2010 letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, in response to your letter dated February 3, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 7. Stock Options and Share-Based Compensation

Share-Based Compensation, page F-17

4.	In your response to prior comment 2 you provide a quantitative analysis of the impact of the error on the annual periods for the years ended June 30, 2007, 2008, and 2009 in addition to the quarterly periods in the fiscal year ended June 30, 2009. Please provide us with a quantitative analysis of the impact of the error on the quarterly periods in fiscal year ended June 30, 2008. Explain to us how you evaluated the quantitative significance of the error to your quarterly and annual results of operations for the fiscal year ended June 30, 2008.

Response: The quantitative results for each of the quarters in fiscal year 2008 and the total for fiscal year 2008 are set forth below.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission
March 1, 2010

Quantitative Results:

The Company determined that the effects of the adjustment on the Company’s financial statements were:

		Three Months Ended			Year Ended
	September 30,	December 31,	March 31,	June 30,	June 30,
	2007	2007	2008	2008	2008
Net income (loss) before adjustment	$454	$(7)	$72	$66	$585
Stock option expense adjustment	$10	$31	$52	$69	$162
Net income (loss) after adjustment	$444	$(38)	$20	$(3)	$423

Based upon the table above, net income (loss) decreased from $454,000 to $444,000 for the three months ended September 30, 2007, a change the Company deems to be immaterial on a qualitative and quantitative basis. Similarly, for the three months ended December 31, 2007, the adjustment takes the Company from a small net loss of $7,000 to a small net loss of $38,000 which the Company’s deems to be immaterial from a quantitative basis. For the three months ended March 31, 2008, the adjustment would take the Company from a small profit of $72,000 to a small profit of $20,000 which the Company deems to be immaterial from a quantitative basis based on our trends discussed in our initial response. The three months ended June 30, 2008 is the only period where the adjustment would take the Company from a small profit of $66,000 to a small loss of $3,000. For the year ended June 30, 2008, the net profit would have decreased from $585,000 to $423,000 and the net profit per share on a basic basis would have been reduced from $0.09 to $0.07 per share and on a diluted basis would have been reduced from $0.08 to $0.06 per share. There is no impact to the balance sheet and no impact to cash flows from operating activities as this is a non-cash adjustment. We also believe the total adjustment of $162,000 is immaterial to total accumulated deficit of $74,740,000 (0.2%), total revenue of $23,384,000 (0.7%) and total operating expense of $13,263,000 (1.2%). There would be no impact to the non-GAAP measures as disclosed in our press releases, since the stock-based compensation expense is added back to arrive at non-GAAP income. As discussed in our initial response, we believe the qualitative reasons are more important and the quarterly and annual results above do not change that opinion.
*   *   *

The Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission
March 1, 2010

     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 514-4100 x4150.

Sincerely,

/s/ William G. Levering, III

William G. Levering, III
Vice President and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP
Fax: (609) 919-6701

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101